UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 09, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes             No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes             No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No X
Enclosure: Press release:
ANGLOGOLD ASHANTI STARTS PROCESS TO REVIEW DIVESTMENT
OPTIONS FOR SOUTH AFRICAN ASSETS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code: BIANG
(“AngloGold Ashanti” or the “Company”)
9 May 2019
NEWS RELEASE
AngloGold Ashanti Starts Process to Review Divestment Options for South African Assets
(JOHANNESBURG – PRESS RELEASE) AngloGold Ashanti announced today that it was embarking on a process to review divestment options for its remaining South African assets. This process will consider all ownership options, with a view to maximising the value and future prospects of these assets. This is in line with AngloGold Ashanti’s ongoing review of its portfolio and a disciplined approach to allocation of capital and other resources to ensure it generates maximum value for all its stakeholders.
AngloGold Ashanti has dedicated significant time and resources over the past few years to restructure its South African operating portfolio into a more focused business with enhanced operating and financial metrics. The successful completion of the restructuring has resulted in this portfolio comprising a single underground mine, Mponeng, a surface rock dump processing business and a mine waste retreatment operation, Mine Waste Solutions. These assets are now better positioned for the future, with the potential for further enhanced production growth, profitability and free cash generation from the significant remaining ore reserve base of 16.8 million ounces.
Mponeng is ramping up production from the Below 120 Level project, which is expected to give it a lifespan of around eight years, with improved margins from anticipated higher grades within this new mine area. In the medium term (starting in around two years), Mponeng will require additional capital investment to further extend its life and to realise the full potential of this operation.
“We believe that under the right ownership, our South African assets offer a compelling long-term value proposition that may allow for an extension to Mponeng Mine’s current life,” Chief Executive
Officer Kelvin Dushnisky said. “The investment to extend Mponeng’s life beyond eight years has very strong competition for capital and other scarce resources from a host of other projects in our portfolio, which at current planning assumptions are more attractive, generating higher returns and quicker payback periods - we have therefore decided to review divestment options for our South African business.”
This process is at an early stage and may not ultimately result in any change to the ownership of the
South African business. AngloGold Ashanti’s priority is to ensure that the process is conducted with the appropriate thoroughness to ensure the best possible outcome for all stakeholders.

Ends
Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite                 +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman       +1 646 880 4526/+1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi             +27 11 637 6763/+27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions,
’
AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-
looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the United
States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Website:
www.anglogoldashanti.com
ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     AngloGold Ashanti Limited

Date: May 09, 2019
By: /s/ M E SANZ PEREZ

Name:     M E Sanz Perez

Title:
EVP: Group Legal, Commercial & Governance